1801 California St., Suite 5200 Denver, Colorado 80202 (720) 482-1574

February 10, 2020

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”) (File No. 811-04419)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the preliminary filing of the Notice of Meeting, Joint Proxy Statement, and Proxy Card (collectively, the “Proxy Statement”) (Accession Number: 0001193125-20-009861) with the Securities and Exchange Commission (the “Commission”) on January 17, 2020, relating to the proposed liquidations of Transamerica Multi-Manager Alternative Strategies VP and Transamerica BlackRock Global Allocation Managed Risk — Growth VP (each, a “Portfolio” and collectively, the “Portfolios”), each a series of the Registrant. The Staff’s comments were conveyed to the Registrant in writing on January 23, 2020.

The Staff noted that all general comments regarding the liquidations generally apply to Proposal I and Proposal II, as applicable. Below are the Staff’s comments on the Proxy Statement and the Registrant’s responses thereto.

1.

Comment: The Staff notes that the period for transferring liquidation proceeds related to the Portfolios should be 90 days after the Liquidation Date of the transaction (see the Northwestern National Life Insurance Company No-Action Letter; Pub. Avail. April 10, 1995 (“Northwestern No-Action Letter”)). Please make applicable revisions throughout the Proxy Statement, as it currently states 60 days.

Response: The Registrant has made changes consistent with the Staff’s comment.

2.	Comment: Please consider revising the second question in the “Questions and Answers” section from “Why are you proposing to make this change?” to “Why are the Portfolios being liquidated?”

Response: The Registrant has made changes consistent with the Staff’s comment.

3.

Comment: The Staff notes that the liquidation of an affiliated fund where investors are defaulted to a money market fund must comply with the conditions of the Northwestern No-Action Letter. Please confirm supplementally that the liquidations will be consistent with and in compliance with all conditions of the Northwestern No-Action Letter, and that contract holders have received notice in the form of a prospectus supplement outlining their rights to surrender and transfer their accumulation values from the liquidating portfolios to other funding options under their contracts, without incurring any transfer or other charges. In addition (as noted in Comment 1. above), please confirm that after the liquidation, contract holders who have values transferred to a money market fund will be notified that they have the same surrender and free transfer rights for an additional 90 days.

Response: The Registrant so confirms.

4.	Comment: Please consider adding the following questions to the “Questions and Answers” section:

“What will happen to my shares after each Portfolio is liquidated?”

“Do I have to reinvest my liquidation proceeds in the Government Money Market Portfolio?

Response: The Registrant has added these questions as suggested by the Staff.

5.

Comment: In the “Questions and Answers – Who is paying for the preparation, printing and mailing of the joint proxy statement and solicitation of proxies?” section, please add the underlined language noted below:

It is anticipated that the total cost of preparing, printing and mailing the joint proxy statement and soliciting proxies, including reimbursement to brokerage firms and others for their expenses in forwarding proxy materials, will be approximately $33,000, which will be borne solely by TAM.

Response: The Registrant respectfully declines to incorporate the underlined language in the Question and Answer section as suggested by the Staff because the Registrant believes these expenses are not applicable to the Portfolios. The Registrant has also deleted the underlined language from the “Proxy Solicitation” section in the back half of the Proxy Statement. The Registrant has supplemented the disclosure regarding the costs of the solicitation since the preliminary filing.

6.	Comment: In the “Quorum, Vote Required and Manner of Voting Proxies – Vote Required” section, please delete the disclosure relating to “Broker Non-Vote” as this is not applicable.

Response: The Registrant has made changes consistent with the Staff’s comment.

7.

Comment: In the “Quorum, Vote Required and Manner of Voting Proxies – Manner of Voting” section, please confirm if there are any other participating insurance companies other than those named in the Proxy Statement, and clarify this sentence accordingly:

“Other participating insurance companies may follow similar voting procedures.”

Response: The Registrant confirms that there are no additional participating insurance companies and has deleted the noted sentence.

8.	Comment: Please confirm that the Portfolios will complete all applicable filing obligations.

Response: The Registrant so confirms.

9.	Comment: Following the liquidations, please update the EDGAR database to de-activate the series and classes identifiers of the Portfolios.

Response: The Registrant confirms that it will update the EDGAR database once each Portfolio’s filing obligations are completed.

10.	Comment: Please confirm that the Registrant will use reasonable efforts to locate all shareholders of each Portfolio.

Response: The Registrant so confirms.

11.

Comment: Please confirm that the Registrant will determine the collectability of all respective receivables of each Portfolio, and will include any receivables in its respective liquidation costs that it believes will not be collected.

Response: The Registrant so confirms.

12.	Comment: Please include an estimate of the liquidation costs of each Portfolio.

Response: The Registrant has supplemented the “Liquidation Costs” section of each proposal in response to the Staff’s comment.

13.

Comment: Please advise whether Codification Topic 450 and Financial Accounting Standards Board (“FASB”) – FAS 5 will be used in accounting for each Portfolio’s liquidation (i.e., to make sure the Portfolio has set aside the appropriate amount of assets to cover its liabilities).

Response: The Registrant notes that, to the extent applicable, FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidations.

14.

Comment: Please clarify in each of the Fee Tables in Proposal I and Proposal II that fees shown do not reflect any charges that are, or may be, imposed under an underlying variable life insurance policy or variable annuity contract, and if those charges were reflected, fees would be higher.

Response: The Registrant has made changes consistent with the Staff’s comment.

15.	Comment: Please delete the following footnotes in each of the Fee Tables in Proposal I and Proposal II:

*

The Government Money Market Portfolio’s total annual operating expenses presented in the table do not reflect the effect of voluntary fee waivers that were in effect during the fiscal year ended December 31, 2019.

[1]

The Portfolios do not intend to pay any 12b-1 fees on Initial Class shares through May 1, 2021. The maximum 12b-1 fee on Initial Class shares is 0.15%. The Portfolios reserve the right to pay such fees after that date.

Response: The Registrant has made changes to the disclosure in response to the Staff’s comment.

16.	Comment: Please clarify Footnote 3 of the Fee Tables in Proposal I and Proposal II to specify whether Footnote 3 applies to the Portfolio, the Government Money Market Portfolio, or both.

Response: The Registrant has made certain clarifying changes in response to the Staff’s comment.

17.

Comment: The Staff notes that all information an investor requires to make a decision regarding a proposal should be included in the Joint Proxy Statement and not referenced to an Appendix. Please revise the sentence below accordingly, and update the disclosure as needed:

Certain other information about the Government Money Market Portfolio is available in Appendix D.

The Staff further notes that performance information for the Government Money Market Portfolio is not shown in the Proxy Statement or in Appendix D. Please revise to include this information.

Response: The Registrant has made changes to the disclosure and added performance information in response to the Staff’s comment.

18.

Comment: In the “Additional Information Relating to the Proposals — Transfer Rights” section, please clarify that any transfers within 90 days after the Liquidation Date will be free of any applicable transfer restrictions, transfer charges and without such transfer counting as one of a limited number of transfers permitted during any period free of charge (see previous comments).

Response: The Registrant has made changes consistent with the Staff’s comment.

19.

Comment: In the “Additional Information Relating to the Proposals — Proxy Solicitation” section, please add the items, “printing” and “cost of proxy solicitation firm” to the list of costs that will be borne by TAM.

Response: The Registrant has made changes to the disclosure in response to the Staff’s comment.

20.	Comment: On the Proxy Card, please clarify what is meant by “Insurance Company Drop In” and who will use the proxy card.

Response: The Registrant notes that “Insurance Company Drop In” is used for the voting instruction card that is mailed to the contract owners. The name of the specific insurance company pertaining to a contract owner holding Portfolio shares in their product will be inserted upon mailing of the Proxy Statement.

21.

Comment: Please clarify supplementally whether the form of proxy card will be used for shareholders owning value in only one of the funds and whether there is a mechanism to ensure correct application of votes to the respective proposals.

Response: The Registrant notes that investors will receive a tailored proxy card (or voting instruction card) that contains only the proposal(s) applicable to that investor. For example, if an investor has an investment in only one Portfolio, the proxy or voting instruction card will contain only the proposal(s) specific to that Portfolio.

Please direct any comments or questions concerning this filing to the undersigned at 727-299-1844.

Very truly yours,

Transamerica Asset Management, Inc.

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Senior Counsel